

EXHIBIT 99.1

Royal Wolf Holdings Limited

A.B.N. 91 121 226 793
www.royalwolf.com.au

May 3rd 2012

Company Announcements Office
Australian Securities Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

ROYAL WOLF HOLDINGS LIMITED: Third Quarter and Financial Year to Date 2012 Results

Royal Wolf presents a summary of the key underlying quarterly and YTD information provided to General Finance Corporation for inclusion in their third quarter release. The data below has been prepared in Australian Dollars and in accordance with International Financial Reporting Standards (IFRS).

2011 comparative numbers are presented on a pro forma basis as outlined in the prospectus lodged with the ASX and has been presented before interest and income tax because Royal Wolf's corporate and funding structure following listing is materially different from that in place during the period prior to listing.

For further details of the nature of the pro forma adjustments please refer to Section 7.3.2 of the prospectus.

Trading EBITDA is calculated to eliminate the impact of unrealised exchange gains and losses and mark to market revaluation of FX hedge instruments which we do not consider to be indicative of the performance of our ongoing operations.

Third Quarter Highlights

- Revenues were $33.3 million, an increase of 4.6% over the third quarter of 2011FY.
- Leasing revenues were $16.2 million, an increase of 18.2% over the third quarter of 2011FY.
- Leasing revenues comprised 48.6% of total revenues versus 43.1% for the third quarter of 2011FY.
- Trading EBITDA was $9.7 million, an increase of 27.6% over the third quarter of 2011FY.
- Net Profit after Tax attributable to ordinary shareholders was $4.0m, or $0.04 per share.

Level 2, 22-28 Edgeworth David Avenue, Hornsby, NSW, 2077 • P.O. Box 834, Hornsby, NSW, 2077
Phone: +61 2 9482 3466



Year to Date Highlights

- Year to date revenues were $100.6 million, an increase of 7.2% over the year to date revenues in 2011FY.

- Leasing revenues comprised 44.4% of total revenues versus 41.7% for the year to date in 2011FY.

- Trading EBITDA was $27.1 million, an increase of 24.9% over the year to date in 2011FY. This includes a one off realized exchange gain of $0.6m.

- Units on lease of 28,944 at 31 March 2012, an increase of 16.5% over the third quarter 2011FY.

- Total lease fleet utilization was 81.9% at 31 March 2012 compared to 83.7% at 31 March 2011.

- Net Profit after Tax attributable to ordinary shareholders was $9.0m, or $0.09 per share.

Management Commentary

At the close of the third quarter, the portable storage, portable buildings and freight container markets continue to achieve in line with expectations.

The 2012FY prospectus forecast anticipated rental contracts for two mining camps. To date one has been delivered in May 2011 and a further four are now on rent, with one camp being sold and delivered in the nine months year to date. There are forward orders for two hire and one sale camp delivery for the final quarter of 2012FY.

Royal Wolf has continued to invest substantially in the hire fleet in the third quarter to supply hire demand. Utilisation and pricing models remain consistent with historical performance.

Royal Wolf expects the 2012FY results to be at least in line with IPO prospectus.



Financial Information

($ in millions)	Quarter Ended March 31,		Nine Months Ended March 31,	
	2011	2012	2011	2012
Sales revenue	18.1	17.1	54.7	55.9
Growth %		-5.6%		2.2%
Leasing revenue	13.7	16.2	39.1	44.7
Growth %		18.2%		14.2%
Total revenue	31.8	33.3	93.8	100.6
Growth %		4.6%		7.2%
EBITDA	7.1	10.2	21.3	26.9
Growth %		42.2%		26.3%
Margin %	22.5%	30.5%	22.7%	26.8%
Trading EBITDA	7.6	9.7	21.7	27.1
Growth %		27.6%		24.9%
Margin %	24.0%	29.2%	23.1%	26.9%
EBITA	5.0	7.9	14.6	20.4
Growth %		57.3%		40.1%
Margin	15.8%	23.7%	15.6%	20.3%
EBIT	3.9	6.9	10.9	17.4
Growth %		76.1%		59.5%
Margin %	12.3%	20.6%	11.6%	17.3%
NPAT		4.0		9.0
NPATA		5.0		12.0
ANZ Debt				88.9
Fleet capital expenditure	5.3	16.2	11.8	31.9

Key Operating Metrics

Lease fleet			29,677	35,340
Units on lease			24,835	28,944
Utilisation %			83.7%	81.9%
Average units on lease	25,616	29,402	24,131	27,811
Average utilisation	86.5%	84.7%	85.0%	85.4%
Lease revenue as % of total revenue	43.1%	48.7%	41.7%	44.4%
Sales revenue as % of total revenue	56.9%	51.3%	58.3%	55.6%



General Finance Corporation (NASDAQ: GFN) is the majority shareholder owning just over 50% of our issued shares. Therefore these results are consolidated in General Finance Corporation results. General Finance Corporation intends to lodge its Form 10-Q with the U.S. Securities and Exchange Commission mid May, and that form will be available for download at http://www.generalfinance.com/investor.html once lodged.

Shareholders should note that the results presented by General Finance Corporation are in U.S. Dollars and have been prepared in accordance with Generally Accepted Accounting Principles in the United States (US GAAP).

Yours faithfully

Greg Baker
Company Secretary